Exhibit 12(g)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

						31-Mar

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$57,117	$56,667	$47,570	$51,912	$48,117	$47,577
Interest applicable to rentals	4,463	9,057	5,885	634	684	682

Total fixed charges, as defined	$61,580	$65,724	$53,455	$52,546	$48,801	$48,259

Earnings as defined:
Net Income	$136,081	$91,067	$48,908	$82,624	$64,197	$71,397
Add:
Provision for income taxes:
Total	45,447	59,494	96,901	56,049	74,953	75,042
Fixed charges as above	61,580	65,724	53,455	52,546	48,801	48,259

Total earnings, as defined	$243,108	$216,285	$199,264	$191,219	$187,951	$194,698

Ratio of earnings to fixed charges, as defined	3.95	3.29	3.73	3.64	3.85	4.03